SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                              NEW YORK 10036-6522
                              TEL: (212) 735-3000
                              FAX: (212) 735-2000
                                www.skadden.com



                                              January 4, 2006


Kevin Vaughn
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

                   RE: Refco Inc. (File No. 011-32604)
                       Refco Group Ltd., LLC and
                       Refco Finance Inc. (File No. 333-119701)
                       ----------------------------------------

Dear Mr. Vaughn:

         We are counsel to Refco Inc., Refco Group Ltd., LLC and Refco Finance Inc. (the "Registrants"). On behalf of the Registrants, set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the two letters, each dated October 13, 2005, from you to Gerald M. Sherer, Chief Financial Officer of the Registrants (the "Letters"), with respect to the Current Reports on Form 8-K filed on behalf of the Registrants on October 11, 2005 (the "Current Reports"). (Staff comment number 2 below was included only in the Letter to Refco Group Ltd., LLC and Refco Finance Inc.)

1. Please tell us whether you intend to file restated financial statements. If so, tell us when you will do so.

         On October 17, 2005, each of the Registrants and certain of their affiliates filed voluntary petitions for reorganization under chapter 11 of the United States Bankruptcy Code and currently operate as debtors-in-possession under the jurisdiction of the United States Bankruptcy Court for the Southern District of New York. Accordingly, the Registrants have advised us that they

Kevin Vaughn
January 4, 2006
Page 2



are unable at this time to provide restated financial statements with respect to the financial statements referred to in the Current Reports.

2. Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-Q for the period ended May 31, 2005. Additionally, tell us what effect the error had on your current evaluation of the disclosure controls and procedures as of your most recent quarter ended August 31, 2005.

         As indicated above in the response to Staff comment number 1, the Registrants have advised us that they are unable at this time to provide restated financial statements with respect to the financial statements referred to in the Current Reports. In light of the foregoing, Refco Group Ltd., LLC and Refco Finance Inc. have advised us that their certifying officers have not at this time evaluated the effect of the matters disclosed in the Current Reports on the adequacy of their controls and procedures as of the end of the quarterly period ended May 31, 2005.

         The Registrants have advised us that they acknowledge that (a) they are responsible for the adequacy and accuracy of the disclosure in their respective filings, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Registrants may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

         Please do not hesitate to contact me at (212) 735-2697 should you have any questions.

                                      Very truly yours,

                                      /s/ David C. Ingles

                                      David C. Ingles